UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549

                               FORM 12b-25

                     NOTIFICATION OF LATE FILING

(Check One):   [ ] Form 10-K     [ ] Form 20-F   [ ] Form 11-K
               [X] Form 10-Q     [ ] Form N-SAR

     For Period Ended:       September 30, 1996

     [   ]     Transition Report on Form 10-K
     [   ]     Transition Report on Form 20-F
     [   ]     Transition Report on Form 11-K
     [   ]     Transition Report on Form 10-Q
     [   ]     Transition Report on Form N-SAR
     For the Transition Period Ended: ______________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

_____________________________________________________________________

PART I - REGISTRANT INFORMATION

   Astrosystems, Inc.
_____________________________________________________________________
Full Name of Registrant


_____________________________________________________________________
Former Name if Applicable


  1220 Market Street, Suite 603
_____________________________________________________________________
Address of Principal Executive Office (Street and Number)


  Wilmington, Delaware 19801
_____________________________________________________________________
City, State and Zip Code


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-
25(b), the following should be completed.  (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE


State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

          On February 2, 1996, the Registrant's stockholders approved a Plan of Complete Liquidation and Dissolution. On February 6 and February 7, 1996, pursuant to two separate transactions, the Registrant sold substantially all of its operating assets. The Form 10-Q is to be prepared on a liquidation accounting basis. Due to the need to give effect to the foregoing events, the Registrant is unable to complete and file the Form 10-Q on or before November 14, 1996.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

       Gilbert H. Steinberg            302               652-3115
     ____________________  ___________  __________________
       (Name)                         (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify
     report(s).                              [ X ] Yes   [   ] No


     ________________________________________________________________


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in
     the subject report or portion thereof?  [ X ] Yes   [   ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

       See rider attached
     ________________________________________________________________



                             Astrosystems, Inc.
              ___________________________________________
              (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date        November 13, 1996              By   /s/ Seymour Barth
     __________________________            ________________________
                                                    Seymour Barth,
                                                    President


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                          RIDER TO FORM 12b-25
                   ___________________________________


The current period is presented under liquidation basis accounting as compared to the results of operations presented on a going concern basis for the prior corresponding period, so that no valid comparisons can be made. There was no material change in Net Assets in Liquidation from the results at year end.